Mail Stop 3561

August 9, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Christopher Stringer
  President and Chief Financial Officer
ACTIONVIEW INTERNATIONAL, INC.
1892 West Broadway, 2nd Floor
Vancouver, British Columbia,
Canada V6Y1J9

      Re: **ActionView International, Inc.**
            Form 10-KSB for the year ended December 31, 2006
            File No. 033-03328-D

Dear Mr. Stringer:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                Sincerely,

                Mr. David R. Humphrey
                Branch Chief